Exhibit I Required by Item 8 of Schedule 13G

Identification and Classification of Members of the Group

Crédit Agricole Cheuvreux International Ltd is a U.K. broker-dealer, organized under the laws of England as a corporation with a registered office at Moor House, 120 London Wall, London  EC2Y  5ET, United Kingdom. It is registered with the Financial Services Authority under number 113980. Crédit Agricole Cheuvreux International Ltd is a wholly-owned subsidiary of Crédit Agricole Cheuvreux.

Crédit Agricole Cheuvreux is a French broker-dealer, organized under the laws of France as a société anonyme with a registered office at 9, quai du Président Paul Doumer, 92920 Paris – La Défense, France. It is registered with the Nanterre Trade and Companies Registry under number 788 108 223. Crédit Agricole Cheuvreux is a wholly-owned subsidiary of Calyon.

Calyon is a French bank, organized under the laws of France as a société anonyme with a registered office located at 9, quai du Président Paul Doumer, 92920 Paris – La Défense, France. It is registered with the Nanterre Trade and Companies Registry under number 304 187 701. Calyon is 97.77% held by the Credit Agricole Group and controlled by Credit Agricole S.A., which holds directly 97.33% of Calyon’s shares.

Crédit Agricole S.A. is a French bank, organized under the laws of France as a société anonyme with a registered office located at 91-93 boulevard Pasteur, 75015 Paris, France. It is registered with the Paris Registry of Companies under number 784 608 416 and is the lead bank of the Crédit Agricole Group.